Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                   Commission File No.: 0-26035








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                         Hughes Electronics Corp. (GMH)

                             Analyst Conference Call
                                Event Transcript
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                        Thursday, April 10, 2003 10:30 am
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         TRANSCRIPT PRODUCED BY FAIR DISCLOSURE FINANCIAL NETWORK, INC.

            HUGHES ELECTRONICS CORP. (GMH) - ANALYST CONFERENCE CALL
                        THURSDAY, APRIL 10, 2003 10:30 AM


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THE OPERATOR:

Good day, and welcome to today's Hughes Electronics & News Corporation's analyst conference call. Today's conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to Vice President of Investor Relations, Mr. John Rubin.


MR. JOHN RUBIN:

Thank you, operator, and thank you, everyone, for joining us to discuss the announced transaction between General Motors, Hughes and News Corp. On the call to answer your questions are Jack Shaw, CEO of Hughes; Eddy Hartenstein, Chairman and CEO of DIRECTV; Mike Gaines, Hughes' Chief Financial Officer; Larry Hunter, Hughes' General Counsel; and Joe Walker, who is a senior adviser to GM. In a moment, I will hand the call over to Jack for some brief introductory remarks, followed by a Q&A session.

Before we proceed, I'm obligated to read to you the following. GM, Hughes and News intend to file a proxy or consent solicitation statement and other materials with the SEC in connection with the proposed transaction. Because they will contain important information, stockholders are urged to read these materials, which, when filed, will become available free of charge at the SEC's web site, www.sec.gov. Stockholders will also receive information at any appropriate time on how to obtain transaction-related documents for free from GM and News. In addition, information regarding those persons who will participate in the solicitation of GM stockholders has been filed by GM and Hughes with the SEC. This call does not constitute an offer to sell or solicitation to buy or vote securities in connection with the proposed transaction, which will only be made by means of an appropriate proxy statement or prospectus. On this call, we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors including those described in the public filings of GM, Hughes and News with the SEC, that could cause actual results to be materially different from those in the forward-looking statements.

Before turning the call over to Jack, I would like to remind everyone that our earnings call is scheduled for this coming Monday, so we will not be in a position to answer any questions regarding the first quarter or our guidance. With that, I'm pleased introduced Jack Shaw.


MR. JACK SHAW:

Thanks, John. As you know, last night, General Motors, Hughes and News Corp announced a definitive agreement whereby GM will split off Hughes and sell its nearly 20 percent interest in Hughes to News Corp for $3.8 billion or $14 per GMH share. In addition, News Corp will acquire an additional 14 percent stake in Hughes from GMH shareholders, which includes shares held by GM benefit plans, through a mandatory exchange at a price valued at $14 per share, payable with


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about 122 million News Corp preferred ADR shares. The ADR shares payable to GM and Hughes' public shareholders are based on the fixed price of $14 per Hughes share, and will adjust within a collar range of 20 percent above or below the ADR share price of $22.40.

This transaction is unique and special, and it brings together the two companies that, unlike any others, have unrivaled experience and expertise in satellite broadcasting services. The new Hughes, coupled with News Corporation's existing satellite platforms, will have unparalleled capability and capacity to distribute programming worldwide and locally here in the U.S. And as Hughes shareholders, we can all be very excited about the transaction for several reasons. First, the split-off will convert Hughes into an asset-based security and eliminate the tracking stock discount that has hampered the stock's performance over the years. We believe that this alone puts shareholders in a much better position to realize Hughes's full value. Second, based on Wednesday's closing price for GMH of $ 11.48, the transaction offers Hughes investors a premium of about 22 percent on about 17.5 percent of their GMH shares. Finally, Hughes will be aligned with a leading global media and content company. In News Corp, Hughes will have a teriffic strategic partner with key assets and leadership capabilities that we believe will take Hughes to the next level. If you look at News Corp's track record, it is clear that their entrepreneurial spirit has proven to be very successful in developing innovative businesses and expanding markets. By bringing this entrepreneurial spirit and vision to Hughes, I'm convinced that Hughes will grow faster than we could have as a stand-alone company.

Upon closing of the transaction, Rupert Murdoch will become Chairman of Hughes and Chase Carrey (ph) will become a full-time Hughes executive, and assumed the duties of Hughes CEO. Eddy Hartenstein will be Vice Chairman of the Board and will report to Chase. The leaders of the Hughes operating companies -- Roxanne Austin, Pradman Kaul, Joe Wright and Larry Chapman -- will retain their current positions. The Hughes Board of Directors will be comprised of 11 members that will include six independent directors -- three News Corporation executives and two Hughes executives. In addition, there have been many measures taken to insure that the new Hughes is managed to maximize the value for its shareholders. For example, the audit, compensation and nominating committees will be comprised entirely of independent directors. In addition, all affiliated transactions will be conducted in an arm's length fashion. For tax reasons, News Corp will be restricted from acquiring additional shares of Hughes until the first anniversary of the merger. In addition, News Corp cannot exceed 50 percent ownership unless they gain the approval of a majority of the Hughes Board of Directors, make a tender offer for 100 percent of Hughes or a third-party tenders for 25 percent or more of Hughes shares. This transaction will require approval by both the GM 1 2/3 and GMH shareholders as well as approval by a number of domestic and international regulatory agencies. It is our goal to close the transaction by the end of the year. I want to make it perfectly clear to GMH shareholders that throughout the regulatory process, you can bet that we will be highly focused on maintaining Hughes's operational excellence. Getting to this day has been a long and difficult process. It has been especially difficult for the men and women of Hughes, and they deserve high praise for their tireless effort over the past few years, as the company's future hung in the balance. However, without a doubt, I see this as a winning transaction for everyone. It puts Hughes in a stronger position to achieve profitable growth, maximize cash flow and create sustained long-term value for our shareholders, customers and employees.

With that, I'll turn it back over to John.


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MR. JOHN RUBIN:

Thanks, Jack. Now, let's move onto the questions you may have. Keep in mind that we may have members of the media on this call in a listen-only mode. I would like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance, other than these representatives of Hughes and News Corp. In addition, we are webcasting this call live on the Internet, and an archived copy will be kept on our site.

Operator, we are ready for the first question.


THE OPERATOR:

(CALLER INSTRUCTIONS). Marc Nabi, Merrill Lynch.


THE CALLER:

I just wanted to ask a couple of questions. Number one, Jack, maybe just talk a little about the payment going from GM Hughes to General Motors -- $275 million. I know the rationale, but how did they come out with that payment, number one? The second question is, what is going to change as far as -- we have now been waiting for this for a while, for three years plus -- as far as the organization and what the company is going to do to maybe more aggressively do PDRs (ph)? Is this is going to be a price war type of phenomenon that is going to happen in the future, or maybe spectrum sharing? Is anything going to change, than what was already anticipated in the past by the management of DIRECTV and Hughes as an organization?


MR. JACK SHAW:

Okey-dokey, Mark, I'll try to answer them. Concerning the dividend, $275 million, I think the best way to talk to you about it is to say that in this kind of transaction, there are three companies -- General Motors, News, and of course, Hughes. And it's not really as complicated as people might think it could be; in order to make a transaction like this, it takes everybody to have give and take and to want to do the deal. And in the case of Rupert and News Corp, they had a number in mind, and they felt what was an appropriate price to pay for Hughes. General Motors, of course, needed to have certain benefits from the transaction. And from the Hughes side, we wanted to make it happen. So the $275 million from Hughes upstreaming to General Motors is what it took to make it happen.

Concerning the management and where we go from here, some of your questions probably are a little bit premature, from the standpoint that News -- we are still owned by General Motors, and we're going to operate as we have been operating. And I will let Eddy kind of reflect on that a little bit. The management of Hughes, other than myself, is going to remain in place. And so you are going to have stability with management. We are going to continue what we have been doing, which is to deliver more value to our shareholders. I was very chagrined to see an article in the Wall Street Journal this morning; and I thought it was quite unfair in how they characterized the performance of DIRECTV, because it has been just great. And hopefully we will continue that; we are putting all of the resources in place to do that. So I do not contemplate changes in management. I think both Chase and Rupert have made that clear in their particular discussions with the media yesterday. And we are going to stay the course, and what we are going to do, however, as we have gotten a new owner, will have a new majority shareholder -- I guess, minority shareholder -- with a certain amount of control, who has a passion for the business, who has an understanding of the business and who we believe collectively is just going to be a tremendous partner for Hughes. So I think whatever you are seeing we are doing under our current ownership, you will see us continue to do, but with more vigor, more passion and maybe more resources under this new arrangement.


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MR. EDDY HARTENSTEIN:

I think you touched on a couple of them. What are we doing, what are we going to do? I think, when you look at this, the ownership makeup of the new Hughes will include as a significant investment by News Corporation here, but the benefits of what it is to run satellite-based, subscriber-based pay-television-based services on five continents around the world, and you bring that kind of knowledge, the kinds of interactive platforms -- look what VSkyB (ph) is doing, look what DIRECTV has started doing with HNS (ph), building the kinds of set-top boxes that you have with the PVRs, take a look at what -- the other assets that News Corp can bring to it, in terms of creating new and innovative content, using it as a launch pad, the distribution of a launch pad that they have to give it a try. And I think that ultimately benefits consumers, making it a competitive alternative to cable, which we see as the target-rich opportunity for us to continue growing -- is exactly where we are going to go.


THE CALLER:

Just one last thing, as relates to the management, or the new management, going forward. Rupert Murdoch, Chase Carey -- are they able to give their views on the organization or start helping form their views immediately? Or do they have to wait for a deal to close, which is late '03/early '04, you said?


MR. JACK SHAW:

We have to worry about gun-jumping with the U.S. government. We have to make sure that we are still in control and running the business, and we will do that. You know me too, that I will do that. And obviously, I have great respect for Rupert and for Chase, and obviously, we will be talking to them all the time. But the basic decisions of how the company is being run have got to be ours, and will be ours, and obviously, we will do the best we can to make sure that the company is in even better shape than it is today, when this transaction finally takes place.


THE OPERATOR:

Thomas Eagan, Fahnestock.


THE CALLER:

Down the road, John Malone of Liberty Media will undoubtedly play some kind of role here, possibly even acquiring the balance of QVC. Could you guys talk about the success that you have have in offering any kind of service with home shopping?


MR. EDDY HARTENSTEIN:

It's really premature for us, sitting where we are today, 12 hours fresh, to sort of assumre or not assume that Liberty or not as saying that Liberty or John Malone would be involved in the operation of DirectTV. I can't really comment on how well we do with respect to home shopping and/or QVC. Let me just suffice it to say that those are services that we carry, and we carry them for a reason, and that is that it makes good business sense for us; it's responsive to our customers and consumers. And what will go on between Comcast and Liberty in resolving where that ends up, we will just wait and see.


THE CALLER:

I want to follow up. Eddy, at the risk of asking a leading question, could you talk about any loopholes in the program access rules that possibly Fox and News Corp may be able to take advantage of?


MR. EDDY HARTENSTEIN:

This is something we discussed while we were negotiating. There are no loopholes we see; it's exactly as we indicated in the releases yesterday. Any content created by an affiliated party of News Corp -- which would include Fox and whoever else, and you can bet there will be new ones that will be launched --


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will be made available to other multichannel video programming delivery services on an equal basis, and that is basically it. There is nothing more straightforward than that. Unlike some of the cable service loopholes, in terms of satellite versus terrestrial delivered, there is nothing to hide there. We think that it's just good business to do that, and I think everybody understands the economics of launching new services these days. DIRECTV is a great platform, with 11-plus million subscribers and growing. We all know that it takes more subscribers than that to launch and maintain a basic service. So I don't think there is anything hidden there, at all.


THE CALLER:

Do you see would be economic for DIRECTV to offer any of the Fox/News Corp regional support services using either a Ka- or a Ku-band?


MR. EDDY HARTENSTEIN:

We provide, today, virtually every Fox and News Corp service. I think it's everyone, even the regional sports, and going into where, or trying to speculate now where those new services would be would be premature. I would have to sit down and talk to Chase. We have got the capacity we need at Conus (ph) to deliver those, and we are very like-minded. And I think you heard Rupert and Chase talk yesterday about the importance of local channels and launch in as many markets as we possibly can there. As you know, DIRECTV will have over 100 markets launched by the end of this year.


THE OPERATOR:

Benjamin Swinbern (ph), Morgan Stanley.


THE CALLER:

Could you walk us through the bottom of the collar, and what happens in terms of cash or equity issued by News Corp, should their stock drop below the low end, the 20 percent below? And then on the GM call, they mentioned at $14.08 of value, the terms then change again. If you could just walk us through so we understand that clearly, that would be helpful.


MR. MICHAEL GAINES:

Okay, sure. The basic ranges, first on the collar, equate to $17.92 to $26.88. That's 20 percent plus or minus to the $22.40 of the News A (ph) stock price. Below that, from $17.92 down to $14.08, there's a fixed exchange rate, and that is at 0.78. Below $14.08, General Motors actually has the right to terminate the agreement, but News then has the right to, in effect, top up the shares to get back to that minimum value.


THE CALLER:

If that happens, and they utilize their right to top up, do they pay cash, stock, or do they have the option? And at what values do they have the option to use those two?


MR. MICHAEL GAINES:

They have the option. They can do it in stock, or they would have the right to use cash. If they use cash, the cash would be at $14 per share.


THE CALLER:

And is the equity then issued to essentially pay $14 a share also?


MR. MICHAEL GAINES:

No; it would be back at the minimum, the calculation, using that fixed exchange rate.


THE CALLER:

The 0.78?


MR. MICHAEL GAINES:

Right.


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THE OPERATOR:

William Kidd, Lehman Brothers.


THE CALLER:

This is Joshua Steiner in for William Kidd. A couple of quick questions. In the recent past, it appeared as though Hughes was backing away from doing business with NDS (ph) and Gemstar (ph). And I was just wondering if you have given any thought yet to whether your new role with News Corp might change that?


MR. JACK SHAW:

To start with, whatever has been happening pre-News Corporation or NDS and ourselves remains in place. And there is nothing in the agreement that affects that. I'll have Eddy kind of talk to you about what he sees.


MR. EDDY HARTENSTEIN:

Yes. DIRECTV and NDS -- each business units or subsidiaries of the respective companies are making their own decisions. I would point out that as recently as last week, DIRECTV came to an agreement with Gemstar to carry the TV games channel. So those decisions will continue to be made on an arm's length basis, as they have been before, through the (indiscernible) portion of the time that we have here for regulatory approval, and after that, as well. NDS is a publicly-traded separate company. The provisions in this merger agreement are such that all related-party transactions of attributable interest have to be conducted on an arm's length basis. Any transactions of that nature will be determined by the independent -- the audit committee, whose makeup is entirely of independent directors. That's post-close.


MR. JACK SHAW:

And I think it's kind of interesting -- the Board of Directors that has been jointly put together by News and Hughes and GM, as I think was in their press release -- some press release -- is, as you can see -- are people of high esteem in the industry, and have great track records, have had great careers. So I think these affiliated transactions and how they are going to be handled and so forth -- we have taken a lot of forethought and put a lot of effort into making sure that that is all taking care of in and inappropriate manner post-closing. Because, even though we will have a shareholder with 34 percent, that leaves the rest of the GMH shareholders that we have to make sure the governance is taken care of properly. So I think we spent a lot of time on that, and I believe we put in place something that really will work.


THE CALLER:

Great, and then just one follow-up question. In light of Rupert Murdoch's expressing no interest in the Cablevision satellite or its frequencies on this morning's call, and Echostar's announcement recently that it will use SES (ph) capacity to deliver additional video, it seems to us that there is a bit of a widening spectrum deficit emerging between DIRECTV and Echostar. And I realize that today, DIRECTV has got a bit of a channel capacity, and I am aware of the plans to increase the local market rollout. But down the road as technologies improved, do you see DIRECTV having a spectrum deficit? And if so, do you have plans to cope with that?


COMPANY REPRESENTATIVE:

I don't think that you'll see us with a channel capacity deficit, and there are multiple elements of how you get channel capacity. Certainly, improved technology is the key one, and we've been at the forefront of that -- we've been at it the longest. I don't think you should assume anything yet, in terms of anything but the fact that we will be competitive, we will have the channel capacity that we need to do it -- it takes to stay competitive with cable where we are everywhere. I think, with respect to data services in the Ka-band. The architecture of the SPACEWAY platform coming on is just a huge step function


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jump improvement over anything that is being proposed by anyone else, and again, going back to the video capacity, I think Mr. Murdoch indicated that his preference is, obviously, for CONUS capacity. And we will certainly have what we need to stay competitive there.


THE OPERATOR:

Todd Mitchell, Blaylock.


THE CALLER:

I would like to know kind of how this transaction changes the business plans in the near-term. News' comment is that they expect DIRECTV to be over 12 million subs at the end of the year. You have commented that the business can grow faster with News Corp. Is guidance going to come up, and conversely, is EBITDA cash flow and cash needs going to come down? And also, along those lines, is with the payment to GM of the $275 million, will Hughes be free cash flow positive this year?


MR. JACK SHAW:

First, it does not change any of the near-term plans of the company. We are still Hughes, and we still have an owner called GM, and we still have a business plan that we have agreed to with our Board of Directors and so forth, and that certainly is the direction that we will be going. We can't talk to you about guidance, of course, because we're going to have our earnings call on Monday, so we've just got to stay way far away from that kind of stuff now. I would suggest you tune in on Monday -- make sure you come to the meeting. And Eddy, why don't you talk about -- we heard Mr. Murdoch's pronouncements also, so maybe Eddy could address those.


MR. EDDY HARTENSTEIN:

Yes. It's great to have a Chairman to be already raising the bar 12 hours after the announcement of a proposed deal. We take it, though, as a vote of confidence. And I think underlying all of this, a fundamental belief in the value of this business, and more importantly, its potential. We see it, he sees it, Chase Carey sees it -- we are very like-minded in the potential here, and he's seen it in other theaters of the world, and he has certainly been waiting a long time to enter into it here. I would just reemphasize with Jack, stay tuned, listen to us on Monday, when we will have all the operating business units' presidents on the call to talk about the first quarter, and then we can indicate not only their individual performance but collectively that of Hughes, in terms of revenue, EBITDA and all the financial metrics.


MR. JACK SHAW:

And we will let Mike Gaines talk about cash flow breakeven.


MR. MICHAEL GAINES:

I think, at this point, we would defer until Monday to talk about our status on free cash flow for the year. I think our guidance has been to have negative $200 to negative $300 million of cash flow usage in 2003. And, like I said, if there's a change to that -- which I am not saying there is -- we would update it on Monday. That did not include any sort of payment of $275 million to General Motors.


MR. JACK SHAW:

I think is important to note that I certainly would not have agreed to $275 million if I thought it affected our operational cash position and that, if you remember, we went out on a bond offering and a debt offering. So we have spent a lot of time making sure that we're just in great shape. And relative cash, $275 million, is a lot of money. But at the same time, it is something that we can handle very nicely.


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THE CALLER:

And just as a quick follow-up, does DIRECTV have any renewal negotiations with Fox scheduled for 2003?


MR. EDDY HARTENSTEIN:

No, I don't believe we do.


THE OPERATOR:

Steve Mather, Sanders Morris Harris.


THE CALLER:

Just going back to the collar issue, could you comment on any termination fees -- whether you are within range, or above or below?


MR. MICHAEL GAINES:

I believe, with respect to the collar, there is one termination provision related to that, that if the stock price falls below the level at which GM has been able to terminate, and News Corporation does not elect to top up, there is the potential -- or there is the termination fee payment from News to GM of $150 million.


THE CALLER:

And can News Corp elect to terminate, at any point, when you are below?


MR. MICHAEL GAINES:

I don't believe so.


THE CALLER:

And then, on the upside, is it -- I see one of the notes here that talks about -- one of the GM reports that says 0.5208 is a fixed ratio above 20 percent?


MR. MICHAEL GAINES:

That's correct. Above a price of $26.88, there's a fixed exchange rate of the number you mentioned.


THE CALLER:

So you'd be better to benefit, as long as I understand this right, if you are within the range -- would be, I guess, the maximum benefit?


MR. MICHAEL GAINES:

Well, actually, as the News price goes above that $26.88, at that fixed exchange rate, the H holder (ph) is actually getting more than $14 per share. And there is no cap on that in the top end.


THE CALLER:

So the only, let's say, risk -- obviously, the price is down a lot today. Some people may be involved -- speculating on some of the risk. The risk is simply that the ADRs go -- one of them is it goes far below this range, apparently. That is the logic behind some risk, I would imagine?


MR. MICHAEL GAINES:

There is some risk. We tried to set, though, a range around the News Corp price that was a pretty large band -- 20 percent -- to try to deliver to our shareholders a fair amount of certainty about the value they're going to receive.


THE CALLER:

And just one other question. You have talked about synergy, and News Corp has talked about synergy this morning -- not as much yesterday. It seems like most of the focus is just on being cheaper, faster, better. They talk about subscribers maybe inching up a bit, sack (ph) inching down a bit, churn inching down a bit. Are there other, let's say, more traditional synergies between the business units? You touched on it a little bit with Fox; are there other synergies that impact HNS (ph), for that matter, or technology issues, piracy issues that are really relevant, or is everything really just in the cheaper, faster, better idea?


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MR. EDDY HARTENSTEIN:

I think if you look in cheaper, faster, better -- not to be glib -- there are a lot of factors in there. Better, obviously, has many branches and connotations. It's a better service, consumers want it more, better value -- that's reflected in lower churn. The better you have a customer service set of metrics, there is tremendous benefits in bringing churn down. News Corp, through its BSkyB operation, certainly understands that. The British market is certainly different than the U.S. market, but we are well cognizant of what even a tenth of a percent improvement in churn does to the overall business. There are huge, huge lever points there. So as we get through this initial phase here, as we are going for regulatory approval, as we will be having pre-closing transition meetings and discussions, we will formulate those things and try to articulate them to you as we go along.


THE CALLER:

I am just trying to separate what is the cause -- you could go about your business and continue your initiatives, but it seems like there's -- how do you kind of characterize where the incremental is? Is it with dollars, is it with people, is it with some of the News Corp/Fox operations that are worldwide?


MR. EDDY HARTENSTEIN:

Again, I think it might be a little bit premature. But if you go at something aggressively and you have a very aggressive growth, and I am not talking all the post-closing here, when we have actually closed the merger, you can envision a variety of scenarios. And I think going and saying anything beyond that, right now, is a bit premature for us.


THE OPERATOR:

Bill Jacobs, Harris Associates.


THE CALLER:

Obviously, corporate governance is a concerned under the new structure. A couple of things -- one, to what extent is Chase Carey totally independent from News, both in terms of any consulting fees or anything like that, and also in terms of stock holdings? And then the other issue is, to what extent are the new directors, the independent directors, going to have incentives set up so that they are looking out for our interests?


MR. JACK SHAW:

I will try and answer that, although I think a little bit of it is probably better answered from the folks at News. First, Chase Carey will be the President and CEO, and then there is the Board of Directors and there is the Chairman of the company. But the Board of Directors are who those people work for. The independent directors -- again, if you have looked at the people that have been selected by General Motors, Hughes and ourselves, they are a pretty standup kind of Board. And I think you could expect the independent directors to stand up and be counted and do what independent directors are supposed to do. So I think from that standpoint, they will be like any other Board of a public company that have to do their job within the balance of what is expected of them. I can't tell you about the compensation; I don't know that you usually incentivize board members to do something one way or the other. The independent board members certainly have to be independent, so I think that we have worried this issue of governance in so many meetings and so many hours that I think -- I believe, I truthfully believe, we have come up with a governance that is not only going to protect H share holders, but it is something that is practical to allow the company to operate -- which, obviously, is important, too. So I don't know that I can say too much more to you, Bill. I think we have had that uppermost in our minds, and I believe we have all worried about it a lot. And I think we have put into place the various people and language to cover the issues that concern you. But I -- it's probably words, until we show you that we can do it.

THE CALLER:

Right, do we know what Chase's interest in News is, at this point?


MR. JACK SHAW:

Well, Chase is -- obviously, he has been an employee of News, and he has been a consultant to News, and certainly, he has done well in both of those positions. So nobody is trying to hide that he is associated with News.


THE CALLER:

I guess I would feel a lot better if you guys could come out or if he could come out and say, "All the News stock that I own and the options and everything else, I am going to transfer into Hughes stock.


MR. JACK SHAW:

I certainly won't speak for Chase nor News, relative to that, nor the new Board of Directors. They will have to review all those kinds of things.


THE CALLER:

To the extent that you are still our Chairman, I would love to see you in their fighting on things like this for us. And I think that you have done a good job setting it up so far, but I think there's some other things --


MR. JACK SHAW:

Bill, I take that as a complement. And we will talk to all of the folks.


THE OPERATOR:

Arye Borkoff (ph), UBS Warburg.


THE CALLER:

I just wanted to know if you could comment a little bit on the capitalization of Hughes and DirectTV going forward. Obviously, the call is on Monday, but do you expect any changes to the debt structure, the uses of cash or the need to potentially raise debt at the company, going forward? Does News Corp have any indication for how they treat the capitalization, going forward?


MR. MICHAEL GAINES:

I can't speak for what News Corp's intention or thoughts would be on that after the close. What I will say is that today, after completing our recent financing, we believe we are very well capitalized, we have a fully funded business plan, really with excess cash, and believe we have funded business really for all the cash flow needs to get us to cash flow breakeven. So I think we are very well-positioned. I think the rating agencies will come out, if they have not already this morning, and basically affirm our credit ratings, maybe even with a positive inclination. So I think we are just really well-positioned, and we are adequately capitalized on our own.


THE CALLER:

That's helpful. And the second part -- you have commented on this a little bit over the last 12 hours or so, but you talked about how cable has a bundle and you have a strong video offering that could get better, obviously, under the new influence with Rupert Murdoch. But what do you think But what do you think about -- what gives you confidence that you do not really necessarily need the bundle to compete in those urban markets versus the cable? And then there any opportunities for agreements with telephone companies, either on a marketing bases or a (indiscernible) basis?

MR. EDDY HARTENSTEIN:

All of those possibilities exist. The jury is still out on bundling. It is clearly something that we look at every day. DIRECTV has done and continues to do very well with the arrows we have in our quiver. We will continue to look at that. There are satellite solutions and there are, I think, other providers through DSL and arrangements with ILECs and others that still remain a possibility for us. We continue to look at those, and we will continue to do so in the next nine months.


THE CALLER:

With News talking about, I guess, the upside on the interactivity and related products on that front, why has not DIRECTV offered those in the past? What is the new technology on interactivity?


MR. EDDY HARTENSTEIN:

Bear in mind, on interactivity, there is a significant -- and growing every day -- percentage of the DIRECTV set-top boxes out there that have base-level interactive functionality with the new PVR infusion -- the new second generation augmented the first generation TIVO set-top boxes integrated with DIRECTV. There is more and more. As always, it is what is the killer app? What will take hold? And we have a variety of new services available; we can perhaps talk about those more on Monday, on our call there. But here again, it's just a matter of socializing it amongst first our subscriber base, and then seeing what takes hold in the broader consumer marketplace from interactive -- what sells interactively.


THE CALLER:

Last question. News Corp mentioned this morning that they felt that the Pegasus business had some strategic value, in Rupert Murdoch's view. What do you think is going to happen What to you think is going to happen in terms of the June hearing with Pegasus? Do you think that it could be delayed as part of the process, given that the closing of the deal is until the end of '03? And then, related, do you have room in the DIRECTV capital structure to bring in Pegasus, or does it have to be done outside of the entity?


MR. EDDY HARTENSTEIN:

It's not appropriate for me to comment on the coming trial dates here on June 3rd. I think, given how many times that has been extended, the judge in that matter, I think, has indicated that the trial will proceed, and so it will, as Mr. Carey and Mr. Murdoch indicated this morning. Certainly, with a coverage of about 8 million of the 110 million households that NRTC and Pegasus have, that is an area of interest. But emphasis there -- their feeling about it is exactly what we have articulated all along. That is of interest to us, but it has to make business sense for us if we were to come to any out-of-court solution. And our history is one of trying to come to those kinds of solutions, but it has to make business sense, so that on a call like this, it would make business sense to all of you. We, up to this point, obviously, have not being able to come to that, and we will see what happens in the future.


THE OPERATOR:

Andrew Baker, Cathay Financial.


THE CALLER:

I just wanted to confirm something you said regarding sharing in the upside of News Corp, given that the collar is fixed at the top end at 0.521 shares. If News Corp goes above the 20 percent upper end of the collar, and they decide to pay cash, the cash -- no matter how high News Corp goes, if they decide to pay cash, it will be kept at $14 per share; is that correct?

MR. MICHAEL GAINES:

No, it's not. On the upper end, if the price goes up, the cash per share would go up, as well.


THE OPERATOR:

Luka Ipolito, Chesapeake Partners.


THE CALLER:

I would like to go back to this issue of the distribution from GMH to General Motors -- which, frankly, I find very disturbing -- in the way it's being done, and in the way it's being presented. First of all, you mentioned that you did it because you had the liquidity because you issued bonds. So that is sort of like saying you took value away from shareholders not once, but twice. Secondly, in the previous conference call, GM, in its slide presentation, put up a slide that showed $275 million coming into GM from GMH, but conveniently did not show $275 million going out from GMH into GM. How can you justify this?


MR. JACK SHAW:

First, I don't believe I said that we made the distribution because we went down out and did bonds and debt, and therefore, you know, we had money. We made the distribution because we felt it was in the best interest to separate ourselves from General Motors and become an asset-based stock. And as I said, it's not a complicated thing; it's that there are three companies involved in a transaction like this, and each company has to decide how important the transaction is. And we made the decision at Hughes -- when there was the gap between GM and News, we made the decision at Hughes that we thought it was important enough to separate ourselves into an asset-based stock that it was worth this $275 million distribution. Again, it's nothing more spooky than that. I can tell you, in my travels and speaking to shareholders all over the United States and abroad, it has been reiterated to me over and over and over again we need to have an asset-based stock. We need to get out of this tracking-stock basis, because it is putting a cap on the market value of the company. And certainly, I take those kinds of conversations very seriously with shareholders, and we felt this was a good deal to make, and we think it will add value to GMH shareholders over the long run.


THE OPERATOR:

Ted Wachtel (ph), Millennium Partners.


THE CALLER:

Following up on this very subject of the $275 million, as a GMH shareholder, I look at what is happening here and I see that effectively, General Motors Corporation is being paid $15 cash for their stock. Yet they are the ones who are in need of liquidity. They are the ones to really need out of their stock. So we are getting stock in a preferred share of News Corp at a $14 level while GM is being cashed out at $15. How does that reconcile with the fact that they are the ones who need liquidity? And how does that reconcile with you adequately fulfilling your fiduciary responsibility to us?


MR. JACK SHAW:

Obviously, when we go through a transaction like this, we have more lawyers then I care to name, and Hughes has two investment bankers advising us. General Motors, on their side, has two investment bankers. So certainly, I take issue with you suggesting that we have not exercised our fiduciary responsibility, because I think we have. We then have our Board of Directors, Hughes; we have the General Motors Board of Directors. And then we have a capital stock committee that was put in place many years ago for just this purpose, to assure that each class of shareholders, the GM 1 2/3 and the GMH shareholders, are being dealt with appropriately. That does not mean that both shareholders have to be dealt with equally. But I do take issue when you insinuate that maybe we have not fulfilled our fiduciary responsibilities, because I think we have, in spades.


THE CALLER:

Will, let me ask you this. The $275 million -- that was what GM required in order for this to happen, that number is the result of ardent negotiation, on your part, on our behalf, to get that number down as low as you possibly could?


MR. JACK SHAW:

Absolutely.


THE CALLER:

Well, I can't express it in any other way than it just -- it all doesn't really pass the smell test that they get paid $15 cash and we get $14 in stock.


MR. JACK SHAW:

I'm sorry you feel that way, Ted, but we obviously don't. And we think that becoming an asset-based stock and being associated with a company like News will bring even more additional value to the GMH shareholder, and we would not have done this deal if we didn't. But if we have got a difference of opinion, we have got a difference of opinion. But I believe we have conducted ourselves in a very appropriate manner.


THE CALLER:

Well, suffice it to say, shareholders are speaking with their feet, because the stock is at $10.25.


MR. JACK SHAW:

Okay, thank you.


THE OPERATOR:

Tony Reiner, Clinton Group.


THE CALLER:

So you have heard from some of the shareholders on this call. As far as who has to elect for this, I know you need each class of shareholder to elect. How does the pension stake work, as far as election goes?


MR. JACK SHAW:

I'll let Larry Hunter -- can you answer that?


MR. LARRY HUNTER:

The GMH shareholders and the GM 1 2/3 shareholders each vote separately as a class, and then as a combined class, and the pension fund would vote its shares in the way it deems appropriate.


THE CALLER:

Okay. Who controls their stake?


MR. LARRY HUNTER:

The management of the pension fund.


THE CALLER:

Well, as Mr. Wachtel just said before, and you can see what has happened in the stock, there is a lot of dissatisfied shareholders, me included. It seems we're not even getting a chance to properly vote and show our disappointment.


MR. LARRY HUNTER:

You have the same right to vote as everybody else. I don't understand --


MR. JACK SHAW:

What does that mean, Tony? We are going to go for a shareholder vote.


THE CALLER:

Okay, but the pension shares and all the other shares involved with the vote -- I mean, it seems that there is no other way to show our dissatisfaction.

MR. JACK SHAW:

I think that is generally how a shareholder does show their dissatisfaction, is in a vote. And I don't mean to be -- I want to be sincere about this, but when you bought a tracking stock, you must have known of the association with General Motors, and so forth. I didn't --


THE CALLER:

Yes, I understand how a tracking stock works. I understand all that, but based on who has what percentage of stock, and as a couple of callers and Mr. Wachtel right before me just stated, it really does not seem that anybody was fighting on our behalf.


MR. JACK SHAW:

I really, really disagree with you, Tony, and I disagree with Ted, also. We have bled a lot of blood over the last three years fighting on behalf of the GMH shareholders, and I will continue to do so as long as I hold this position. Our bankers have fought on our behalf. We think this is a great deal for Hughes. And we would not have agreed to it if we had not. So I understand there will be disagreements about those kinds of things, but I really, really take issue when people say that we have not stood up for the H shareholders, because I think we have.


THE CALLER:

Okay. Why don't we have any say in whether we get any cash as opposed to all stock?


MR. JACK SHAW:

This is the deal that we put together. And as matter of fact, you do. When you vote, you have have a say.


THE CALLER:

We have a say in whether we get, based on your discretion, News Corp shares or, I guess in the long run, Fox shares, or keep our GMH shares, while GM is going to get cash. And we don't get to participate in the cash.


MR. JACK SHAW:

I understand that. That is the deal that we have put together, and obviously, if you don't like this deal, and you vote against the deal, and their are enough shareholders that do that, then it won't go through. We don't believe that that's the case, and I tell you I didn't do this, and we didn't conclude this deal in a vacuum. I understand you and Ted may have difficulty with it, but I have talked to so many shareholders who felt that to be separated from General Motors was kind of the most important thing. And so, you know, I'm sure that there will be disagreements, but it is the deal.


MR LARRY HUNTER:

And I guess I would just point out that GM has a fixed price that the H shareholders, in effect -- for the bulk of their stake, they are getting an asset-based stock. And we think it has a lot of upside. To say that the H shareholders are only getting 14, we don't think accurately characterizes what is going on here.


THE CALLER:

I understand.  Thank you very much.


MR. JACK SHAW:

Thank you, Tony. Maybe one more question?


THE OPERATOR:

Glenn Miller, Oscar Gressenson (ph).


THE CALLER:

With regard to -- I just want to be clear with regard to what public shareholders are getting. We have heard the term mandatory, etc., and 17.5 percent. So am I to understand that if I am a GMH shareholder, that 17.5 percent of my shares will be taken from the mandatory in exchange for the preferred News Corp shares?

MR MICHAEL GAINES:

That's correct. You would receive -- in effect, 82.5 percent of your shares would be converted to the Hughes asset-based stock, and so the other 17.5 percent, there would be a mandatory exchange into the new stock.

Operator, I just have one last thing to say. Thank you all for joining us today. If you have any other questions, please feel free to contact Hughes investor relations. And thank you for calling.

(CONFERENCE CALL CONCLUDED)





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                                       16


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
           On April 9, 2003, General Motors Corporation ("GM") and its subsidiary Hughes Electronics Corporation ("Hughes"), together with The News Corporation Limited ("News"), announced the signing of definitive agreements that provide for the split-off of Hughes from GM and the simultaneous sale of GM's 19.9 percent (19.9%) economic interest in Hughes to News. In addition, pursuant to these agreements, News would acquire an additional 14.1 percent (14.1%) stake in Hughes from holders of GM Class H common stock through a merger of Hughes and a wholly-owned subsidiary of News, with Hughes as the surviving corporation. The definitive agreements were filed as Exhibits to the Form 8-K filed by Hughes Electronics Corporation today and are incorporated by reference into this filing.

















                      ***********************************

[HUGHES LOGO]


Dear Hughes Network Systems Customer:

The recently announced transaction involving General Motors (GM), Hughes Electronics (HE) and News Corp., which involves the split-off of HE from GM and the ownership by News Corp. of 34% of Hughes Electronics, is a significant milestone in the history of Hughes Network Systems.

We believe this to be a very positive development for HNS and its customers across the enterprise, SME/SOHO and consumer sectors.

HNS remains committed to providing DIRECWAY broadband-by-satellite services and networks and to driving growth across all sectors. Furthermore, HNS is committed to maintaining the high level of performance and customer support we offer our customers -- both current and future.

We still see a strong consumer market for broadband services, where we hold the largest number of customers in the broadband-via-satellite sector, and we will continue to improve the service to drive growth and customer retention.

In the corporate network sector, where Hughes holds more than 50 percent of the global satellite networking business, we will continue to pursue new opportunities and strategic, value-added relationships that aggressively drive growth across many industry sectors in North America and International markets.

In addition, HNS' SPACEWAY program is an important part of our business. This advanced Ka-band satellite platform, which is owned and will be operated by HNS, will dramatically expand the penetration of high-speed services, broadband and multimedia applications across North America.

As we look to the future, virtually every metric by which we judge ourselves, and by which the investment community evaluates us, is stronger now than ever before. As a result, Hughes Network Systems is operating more efficiently and competitively than it ever has before. At HNS, we firmly believe our customers come first and we look forward to continuing to demonstrate that to them for many years to come.

Best,

Pradman Kaul

Chairman and CEO
Hughes Network Systems

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


                                       2



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